December 29, 2016
Via EDGAR

Mr. Jason Langford
Staff Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Tengasco, Inc.
Registration Statement on Form S-1
Filed October 17, 2016
File No. 333-214149

Dear Mr. Langford:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Tengasco, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will be declared effective at 5:00 p.m. Eastern Standard Time on Friday, December 30, 2016, or as soon thereafter as is practicable.

Please advise Kristin L. Lentz of Davis Graham & Stubbs LLP at (303) 892-7334 when the order declaring the Registration Statement effective is signed.

Sincerely,

/s/ Michael J. Rugen
Michael J. Rugen
Chief Executive Officer

cc:	Kristin L. Lentz, Davis Graham & Stubbs LLP